Filed by The Goodyear Tire & Rubber Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cooper Tire & Rubber Company
Commission File No. 001-04329
Date: February 22, 2021

The following transcript is from an investor webcast led by The Goodyear Tire & Rubber Company (“Goodyear”) Chairman, Chief Executive Officer and President, Richard J. Kramer, on February 22, 2021.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Aquisition of Cooper tire by Goodyear tire call

Company Participants

•	Brad Hughes, Chief Executive Officer and President of Cooper Tire

•	Christina Zamarro, Vice President, Finance and Treasurer

•	Darren Wells, Executive Vice President, Chief Financial Officer

•	Richard J. Kramer, Chairman, Chief Executive Officer and President

Other Participants

•	James Picariello, Analyst

•	Rod Lache, Analyst

•	Ryan Brinkman, Analyst

•	Victoria Greer, Analyst

Presentation

Operator

Good morning. My name is Tony, and I’ll be your conference operator today. At this time, I’d like to welcome everyone to Goodyear’s and Cooper’s joint conference call. (Operator Instructions) After the speakers’ remarks, there will be a question and answer session. (Operator Instructions)

I will now hand the program over to Christina Zamarro, Vice President, Finance and Treasurer of Goodyear. Please go ahead.

Christina Zamarro {BIO 18871021 <GO>}

Thank you, Tony, and thank you, everyone, for joining us for our call this morning. I’m joined here today by Rich Kramer, Chairman, Chief Executive Officer and President of Goodyear; Darren Wells, Executive Vice President and Chief Financial Officer of Goodyear; and Brad Hughes, Chief Executive Officer and President of Cooper Tire.

The supporting slide presentation for today’s call can be found on our website at investor.goodyear.com. And a replay of this call will be available later today. Replay instructions were included in our press release issued earlier this morning.

If I could now draw your attention to the forward-looking statements on Slide 2, I’d like to remind participants on today’s call that our presentation includes statements regarding the potential transaction between Goodyear and Cooper. Actual results could differ materially from those suggested by our comments today. The most significant factors that

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

could affect future results are outlined in the joint press release that was issued this morning as well as Goodyear’s and Cooper’s Annual Reports on Form 10-K and in subsequent filings with the SEC. Neither company assumes any obligation to update any forward-looking statements except as required by law. The financial measures are presented on a GAAP basis and in some cases on non-GAAP basis. The non-GAAP financial measures discussed on the call are reconciled to the US GAAP equivalent as part of the appendix to the slide presentation.

And with that, I’ll turn it over to Rich.

Richard J. Kramer {BIO 21896782 <GO>}

Great. Thank you, Christina. Excuse me. Welcome everyone and thank you for joining us on short notice this morning, excuse me. We really appreciate you doing so. Hopefully, you had an opportunity to read the press release we issued earlier today announcing the combination of Goodyear and Cooper. I’m excited. This is really an important day for Goodyear. With the acquisition of Cooper, we expect to grow our business in markets and segments that play of our strengths and offer a broader and more comprehensive portfolio of products and services for our customers and consumers.

What’s more? This marks a transformational milestone for both our companies each with rich histories in our shared home state of Ohio. The combination will create a stronger US leader in the global tire industry with over 200 years of combined industry experience, and more than 50 manufacturing locations. We believe this transaction will create significant value for all our stakeholders, our shareholders, our customers, our employees and, of course, the communities in which we operate.

To summarize the key points of this transaction let’s turn to Slide 5. First and foremost, the combination reinforces our leadership position in the global tire industry and further strengthens Goodyear’s leading position in the US, at the same time, we will build on our presence in other North American markets as well. We will also significantly increase our capacity in China where we expect to broaden distribution for Cooper replacement tires through Goodyear’s network of 2,500 branded retail stores.

The second point is on the complementary nature of our product portfolios. The combination of Goodyear and Cooper brands will enable us to offer a full suite of products across multiple price points harnessing Goodyear’s omnichannel retail presence. And we’re particularly excited about the combined portfolio of SUV and light truck fitments given the importance and the growth in these vehicle segments. Together, we will offer a comprehensive product offering that meets the needs of customers and consumers.

We also expect to benefit from scale and manufacturing and distribution. First, adding Cooper’s brands to Goodyear’s global distribution network provides additional growth and cost synergy opportunities. We also expect long-term value creation opportunities in manufacturing as we look to standardize best practices across our combined worldwide factories.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

And as we think about new mobility, we will have a larger scale to support investments for the future and bring our innovations to Cooper’s customers. This includes expanding our fleet services offerings to new customers as well as broadening our product offerings to our existing customers as well. We believe innovation scale and breadth all very important as we think about the future of the auto sector. As we bring our companies together, I know we will be better positioned than ever before to meet our customers’ evolving needs.

But it’s not just a strategic fit that we’re excited about. As we will cover later in more detail, we believe the financial benefits are also compelling. We expect the transaction to offer significant near-term synergies and to provide meaningful long-term financial benefits as well.

Now, before I discuss the strategic benefits in more detail, I’ll ask Brad Hughes to give everyone a brief overview of Cooper and also share his perspectives. Brad?

Brad Hughes {BIO 16649663 <GO>}

Thank you, Rich. Turning to Slide 7. First, on behalf of the Cooper team, I want to reiterate how excited we are about this transaction and the opportunities that will create for Cooper customers, consumers and shareholders. At Cooper, our team has successfully been executing a powerful transformation into a consumer-driven organization and now we’re in a position to deliver tremendous additional value to our stakeholders by combining with Goodyear. This unique opportunity is a testament to the strength of our business and the dedication and focus of the Cooper team. While many on this call are likely familiar, let me quickly give you an overview.

We are the fifth largest tire manufacturer in North America. We produce a portfolio of respected popular brands including Cooper, Mastercraft, Roadmaster and Mickey Thompson focusing primarily on the replacement business. Cooper has the strong portfolio of brands in the huge mid-tier market and we produce leading brands in SUV and pickup trucks, a highly profitable segment in, which together with Goodyear, we have the opportunity to enhance our leadership. The strength of our brand is supported by deep retailer relationships. Cooper tires are available in all of the top 5 tire retailers in the US, a direct result of our retail and e-commerce expansion efforts. Together with Goodyear, we will be able to expand our position in the US and complement our growing market position in Asia and Latin America.

Importantly, Goodyear and Cooper are also a very strong cultural fit. Like Goodyear, Cooper has over a century of experience delivering the value equation that resonates with customers, making great products, providing them at a great value and supporting them with great service. Our shared focused on these tenants and our commitments to our teams and communities provide a strong foundation for Goodyear and Cooper’s long- term success as a combined company.

Finally, having spent time with Rich and many other members of the Goodyear team during this process, I’m confident that Goodyear is the ideal partner, and this combination is a win-win for both of our companies.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Now, I’ll turn it over to Darren Wells to walk through additional details regarding our combination.

Darren Wells {BIO 3420242 <GO>}

Thanks Brad. Let me review some of the key elements of the transaction. Beginning with the transaction terms listed at top of Slide 8. This is a cash and stock transaction with an enterprise value of approximately $2.5 billion. Under the terms of the transaction, Cooper shareholders will receive total consideration of $54.36 per share. This includes cash consideration of $41.75 per share and in fixed exchange ratio of 0.907 shares of Goodyear common stock per Cooper share.

Upon closing transaction, Goodyear shareholders will own approximately 84% of the combined company and Cooper shareholders will own about 16%. As Rich indicated, the transaction will generate significant financial benefits to Goodyear and its shareholders. We anticipate the transaction will result in a $165 million in run rate cost savings within two years of closing. The acquisition will also allow Goodyear to leverage the value of its US tax assets, which will deliver net present value of $450 million or more. We also expect to generate more than $250 million in working capital improvements through aligning best practices. We’re confident these synergies are highly achievable.

Goodyear intends to fund the cash portion of this transaction through a mix of balance sheet cash and new debt financing and we secured a committed bridge facility that covers the entire amount. As we get towards closing, we anticipate upsizing our revolving credit facility to provide more liquidity and support of a larger pro forma company.

Following this transaction, we will still have strong liquidity and we’ll continue working toward our longer-term goal of achieving an investment-grade credit rating. We expect that within two years of closing we will see our net leverage below three times, which puts us well on the path of that goal. We expect to close the transaction in the second half of 2021 subject to the satisfaction of customary closing conditions, including the receipt of required regulatory approvals and the approval of Cooper shareholders. Thank you, Rich.

Richard J. Kramer {BIO 21896782 <GO>}

Great. Thanks Darren, and also thank you, Brad.

Now turning to Slide 9, as I mentioned at the start, the acquisition of Cooper will further strengthen Goodyear’s leading position in the global tire industry. With pro forma volume of approximately 200 million units and revenue of more than $17 billion, we will solidify our place as one of the world’s top three tire manufacturers, and we’ll leverage our advantages in manufacturing, distribution, and innovation, as we combine the two businesses as we move ahead.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

As illustrated on Slide 10, many of these advantages just will accrue to our businesses in the US and China, the two largest tire markets in the world accounting for approximately 1/3rd of global industry volume. The transaction will increase Goodyear’s US Consumer Replacement volume to approximately 64 million units, creating the US champion with industry-leading capabilities, particularly in the highly profitable and rapidly growing light truck and SUV product segments. In China, we will essentially double our presence in the Consumer OE channel. Now, unlike the US, the Consumer OE and Replacement segments are similar in size in China due to the infancy of the country’s car park. Expanding our OE presence with OEMs, especially local automakers, will give us additional opportunities to create pull-through demand in the Replacement markets, which is projected to grow quickly in the years ahead as the car park matures.

Now turning to Slide 11, Cooper’s brands, including its flagship Cooper brand and Mastercraft brand complement the iconic Goodyear brand along with our Dunlop and Kelly brands. Given the industry trends in the US market, we believe there are significant advantages to offering a more comprehensive portfolio. This robust suite of brands will allow us to have an unmatched product offering across the entire value spectrum ensuring we can meet the needs of all customers and consumers.

Now turning to Slide 12, having the right tire is just part of what’s needed to win in today’s competitive market. Being able to consistently deliver that tire at the right place at the right time and at the right cost is critical. The addition of Cooper’s manufacturing assets coupled with Goodyear’s technology leadership and industry leading distribution provides the combined company with opportunities to drive efficiencies. Cooper’s products are manufactured in eight facilities worldwide, including wholly owned and JV plants. Over the long term, we expect the combination to facilitate improved management of product complexity and drive additional production efficiencies. We also see value and further opportunities to expand capacity in Cooper’s low cost facilities over time offering attractive capital efficiency and strengthening product supply in the future.

Turning to slide 13, we believe additional growth and margin opportunities will result from adding Cooper’s brands to Goodyear’s global distribution network. Creating broader distribution for Cooper’s replacement tires through Goodyear’s branded retail stores and our high growth direct to consumer channels, such as our e-commerce platform and mobile installation business, will benefit volume and increase Cooper’s brand awareness with consumers. We also believe we can capture more value of Cooper’s products by leveraging TireHub and our aligned third-party distribution network.

Now turning to Slide 14, the combined company will have increased scale to support investments in new mobility and fleet solutions and bring the resulting innovation to both Goodyear’s and Cooper’s customers. The ability for Cooper to leverage our industry leading commercial fleet service offering is a perfect example of the growth synergies created by this business combination. Cooper’s commercial customers will now have access to Goodyear’s innovative technology driven fleet solutions and advantaged service network of more than 2,300 commercial tire and service centers across North America. These value added tools and services help fleets maximize uptime, reduce cost per mile and improve fleet safety. These benefits combined with consistent experiences, pricing and streamline invoicing will result in more satisfied customers and return additional opportunities of the loyalty and capture the full value of the Cooper brand.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Scale and breadth are also critical to winning in new mobility. The change is driven by the electrification of vehicles, shared mobility and the commercialization of autonomous vehicles are resulting in unprecedented disruption in the legacy auto industry and, of course, significant R&D investments. At Goodyear, we have proactively embraced this change leaning forward in adapting our business in meaningful ways. We are rapidly advancing our tire technology to meet the needs of electric vehicles, including range, rightly handling and durability improvements. We are finding ways to leverage our consumer and commercial fleet services to support the growth in shared mobility and find new profit tools.

We’re developing intelligent tires that can be integrated into autonomous driving systems, and we’re rethinking the materials we used to create more sustainable products along the way. Bringing our companies together will further improve the scale needed to support this innovation. I am confident that we will be better positioned than ever to lead the way forward in our industry.

I’ll now turn the call back to Darren to cover the targeted synergies in more detail. Darren?

Darren Wells {BIO 3420242 <GO>}

Thanks Rich. So turning to Slide 15, we’ve identified significant immediate cost synergies as well as incremental growth and margin opportunities in the years ahead. We are targeting $165 million of run rate cost savings. Core SG&A, research and development, procurement and logistics represent the majority of the planned efficiencies. We plan to rationalize duplicative SAG, corporate overheads and R&D spend. Additionally, we believe, warehousing and freight optimization will also generate savings. We expect to achieve these synergies within two years of closing.

Turning to Slide 16, we’ve also identified substantial cash flow benefits related to tax efficiencies and working capital benefits. As many of you know Goodyear has had significant tax assets from US net operating losses as well as foreign tax credits and R&D tax credits. We will be able to utilize these tax attributes to offset Cooper’s income beginning immediately after closing. The estimated net present value of accelerated utilization of these tax assets is approximately $450 million and could grow beyond that.

You’re also likely aware of the positive impact Goodyear’s working capital excellence programs that have on our cash flow over the last two years. By applying the same strategies to Cooper’s business, particularly in accounts payable, we believe we can free up an additional $250 million of cash. The tax of working capital efficiencies will significantly enhance the combined company’s cash flow profile, detach of working capital efficiencies will significantly enhance the combined company’s cash flow profile and improve the rate at which we can delever.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Turning to Slide 17, I want to provide some additional perspective on the combined entity’s business and financial characteristics. Using pre-pandemic business levels in 2019, the company would have pro forma volume of 200 million units, with about three quarters coming from replacement tires. The percentage of the pro forma volume derived from replacement customers will be slightly higher than our business on a standalone basis, reflecting Cooper’s strength in the aftermarket and minimal exposure to the OE channel outside China.

Bringing the lines on aftermarket sales will reduce cyclicality, resulting in more durable and predictable cash flow, both of which should help us and help our credit profile. Pre- pandemic combined revenue would have totaled more than $17 billion with the Americas contributing nearly 60%, driven by a leading position in the US. Pro forma operating income of $1 billion equates to an operating income margin of approximately 5.7%.

Including the $165 million of targeted cost savings the combined entity’s operating income would have totaled $1.2 billion or 6.7% of revenue. This operating income level supports the cash flow needed to ensure we can maintain a strong credit profile and quickly deleverage the balance sheet in coming years.

I’ll now turn the call back over to Brad to walk you through the benefits of the deal for Cooper shareholders.

Brad Hughes {BIO 16649663 <GO>}

Thank you, Darren. We are very pleased to have reached this agreement and to deliver tremendous value to Cooper’s shareholders. The transaction not only provides an immediate premium to our shareholders, it also provides the opportunity to benefit from the enhanced upside potential, and $165 million in synergies that the combined company expects to realize. Looking ahead, the combined company will have the comprehensive portfolio, enhanced scale and strong financial foundation to deliver better service for our customers today. It will also have the flexibility and world-class talent required to invest and innovate to continue to meet the needs of an evolving and competitive industry landscape. As the Cooper and Goodyear teams begin to work to bring our companies together and execute a successful integration, we will draw on our shared commitments and values to ensure that the combined company can hit the ground running and deliver on the combination’s full value creation potential.

Now, I will turn it back over to Rich.

Richard J. Kramer {BIO 21896782 <GO>}

Great. Thanks Brad. As I said at the onset of this call, this is a transformational milestone for our companies. I’m tremendously excited about the prospects of the combined company as we advance. With shared values and complementary operations, the combined company is better positioned to win in an evolving industry landscape and provide enhanced shareholder returns. The addition of Cooper’s brands and capable manufacturing assets coupled with Goodyear’s industry-leading technology capabilities and distribution prowess provide the combined company with opportunities for improved cost efficiency and enhanced customer service, including a broader offering for both companies’ distribution networks. We will also have a more robust financial foundation from which to invest a new mobility and fleet solutions.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

We look forward to welcoming Cooper to the Goodyear family. With complementary business models and organization structures, we expect to capture the full strategic and financial benefits of the business combination. As we prepare for the integration, the companies are focused on continuity of manufacturing on operations and, of course, on customer connectivity.

Operator, you may now open up the call for questions.

Questions And Answers

Operator

(Operator Instructions) We’ll take our first question from James Picariello with KeyBanc. Please go ahead.

A - Richard J. Kramer {BIO 21896782 <GO>}

Good morning, James.

Q - James Picariello {BIO 19694089 <GO>}

Good morning guys and congratulations on the deal here.

A - Richard J. Kramer {BIO 21896782 <GO>}

Thank you.

Q - James Picariello {BIO 19694089 <GO>}

I mean, both companies have put through notable restructuring plans of their own over the last year or two years. On the $165 million cost synergies, how much of this possibly overlaps with those efforts? And any idea on just the regional focus of the cost synergies? Is it mainly just in the US? I mean, there are some international overlaps as well.

A - Richard J. Kramer {BIO 21896782 <GO>}

Yeah, James. So if we look at the source of synergies, I think we were looking at a combination of elimination of overlapping corporate functions, so ability to combine research and development functions. Yeah, I think we see benefits in procurement, benefits in logistics and benefits in distribution. And I think most of the — most of what we’re looking at is, in fact, more of America based, so I think that’s, yeah, that’s really where we’ve initially focused. And I think we’re — we feel good about our ability to achieve it. It represents something on the order of 6% of Cooper’s revenue, which I think, I mean that benchmarks pretty well, I think relative to other combinations that we’ve looked at. So we feel good about that. There are some costs to achieve it. Yes, we suggested to there’ll be some restructurings. The costs to achieve it, I think we see in the range of $150 million to 175 million. But we’re really, I think, there are opportunities that I — we see that were not part of either company’s existing plan. So I think these are things that are incremental relative to what either company had been planning on doing.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Q - James Picariello {BIO 19694089 <GO>}

Okay. Understood. And then just on the TireHub implications because of TireHub and TW, I mean, Cooper did take advantage of that with a major national wholesaler? So, I mean, to what extent will Cooper now utilize tire ups distribution network as opposed to the typical wholesale channels out there? Thanks. Yeah, what are the synergies for TireHub, as we think about that?

A - Richard J. Kramer {BIO 21896782 <GO>}

So we definitely think there will be synergies for TireHub. But as we look at this, I think, as part of the integration process, we’ll continue to evaluate the product portfolios and what business looks like and certainly we’ll make some decisions as we go forward, really trying to assess the optimal mix of business going forward and how we go to market. So think about today’s announcement is really a first step in that process and we’re certainly committed to keep everyone informed as we move ahead.

Q - James Picariello {BIO 19694089 <GO>}

Thanks guys.

Operator

Thank you. Next we’ll move to Rod Lache with Wolfe Research. Please go ahead, your line is open.

Q - Rod Lache {BIO 1528384 <GO>}

Thanks.

A - Richard J. Kramer {BIO 21896782 <GO>}

Hi, Rod.

Q - Rod Lache {BIO 1528384 <GO>}

Couple of questions. Good morning, everybody. So I want to actually address this question to the Goodyear team. Cooper has historically had stronger margins than Goodyear and it’s in fact closer to its long-term target margins while Goodyear is running below. I was hoping just from your external perspective, if you can just comment on what some of the sources of the differences are and whether this facilitate some of the longer- term objectives of getting to your target margins just vis-a-vis manufacturing footprint?

A - Richard J. Kramer {BIO 21896782 <GO>}

Yeah. So — yeah, Rod, when we talked in the past, we’ve said that we were feeling very good about our ability to get back to 8% plus margins in the near term given the recovery that we see in the industry and given the actions that we’ve taken to improve our margins, including the actions we’ve taken on distribution and manufacturing.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Yeah, I think that — we see that path and that was something that we saw independent of the transaction that we’re discussing today. I do think the recovery of OE business and the additional fitments that we’ve won in that business that are part of the expected recovery of we’re going to go through and have played a role in the — on the compression of margins that we’ve experienced over the last couple of years. So I think we’re looking forward to the combination, I think that each company has established an improvement plan. And obviously, each company has put in place initiatives that were intended to and we’re having the effect of improving margins. And I think that’s good, we got two companies that have some good momentum and have good plans going forward and feel like we can bring those together and add to them, the synergies that we discussed. So I see that’s very exciting opportunity.

Q - Rod Lache {BIO 1528384 <GO>}

Okay. And can you just talk about, of these synergies, what’s achievable immediately? What do you sort of anticipate at the end of year one? And are there any negative synergies, which I think was the case with the Dunlop acquisition? And then lastly, if my math is correct, you would have combined market share of around 15% in the replacement market. Is that roughly accurate?

A - Richard J. Kramer {BIO 21896782 <GO>}

And so I think the market share of the replacement market is actually going to be a bit higher than that. But the, yeah, so the — in terms of the — so we should have something in the low ‘20s in terms of the market share of the combined company in the US replacement market that’s the market that we’re referencing. I think as we look at the synergies, I think certainly there are a lot of synergies here that we can achieve near term. The quickest synergies, in fact, are probably you would point to the tax benefits is that — that’s something that we can immediately benefit from as the transaction closes. So we’ll be able to shield the income that’s earned in the US from taxes, and that can start immediately. I think some of the benefits that we see in terms of procurement, in terms of working capital, those are things that can be acting very quickly. The cost synergies that we’re seeing from combination of things like corporate functions and research and development, I think, we see those as very achievable within two years and, certainly, some of those benefits in the first year. But those will take — those obviously take more planning and a lot more execution, which that we’re fully prepared to do. We’re very confident to get them done. And I think, that two-year timeframe should be more than sufficient for us to get those savings.

Q - Rod Lache {BIO 1528384 <GO>}

So just to clarify that, the proportion of the $165 that you would expect after, or within one year — do you have a rough estimate for that?

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

A - Richard J. Kramer {BIO 21896782 <GO>}

Yeah, I mean, Rod, at this point, we don’t. I think that clearly going to ramp up during those first couple of years. So I think as we move forward in our integration planning, one of the things we’ll be able to do is provide a little bit more visibility on specific timing.

Q - Rod Lache {BIO 1528384 <GO>}

Okay. All right. Thank you.

A - Richard J. Kramer {BIO 21896782 <GO>}

Okay. Thanks.

Operator

Thank you. (Operator Instructions) Meanwhile we’ll move to Ryan Brinkman with JPMorgan. Please go ahead, your line is open.

Q - Ryan Brinkman {BIO 16417954 <GO>}

Hi. Great. Thanks for taking my call. Maybe just a few around the $165 million of run rate synergies within two years after the close. Are you able to bucket that out a little bit more for us? So for example, it says on Slide 8 additional opportunities for incremental sales growth and optimization of manufacturing footprint. Does that mean that the savings, the $165 million, primarily does relate to SG&A? Is product development a big source of those savings? And does it imply also that there are not any manufacturing footprint actions included in your original $165 million given that I didn’t see any announcements in this area? And any thoughts on, and then Rod did just ask, but any thoughts on the savings beyond the $165 million even if you’re either not quantifying it today? Any sense of the general source of those savings? And then also on revenue synergies or incremental sales growth, can you just give us maybe some examples of how that might look like?

A - Richard J. Kramer {BIO 21896782 <GO>}

So let me start out and — yeah, there was number of questions. So, yeah, I’ll get to the end of my first round of answers. And you can tell me if I left anything out. First of all, the expected cost savings in today’s announcement do not contemplate any loss of manufacturing jobs or the elimination of any manufacturing plants. So there are no manufacturing savings that are embedded in the $165 million. The major contributors to $165 million are first and foremost, SG&A, and second, the second biggest contributor is expected elimination of overlap in research and development. So I think you can see those that as the two largest contributors. Having said that, even though we have not included these explicit synergies, any benefits from longer term work that we might do to leverage the combined manufacturing footprint or any benefits from growing revenue by leveraging our respective distribution channels to expand sales in each of the brands, we definitely feel like those opportunities are going to be there. I think our initial focus post closing is going to be on maintaining and continuing the independent plants of each company. Both companies have good momentum. And that will include maintaining our existing focus in manufacturing sales and customer service and focusing on the announced synergies to $165 million. And then later on, as we develop business plans, we’ll start to take a look at what opportunities, including revenue growth and including how to better leverage the combined manufacturing footprint we might be able to get. And I think we clearly feel like those opportunities are going to be there. There’s going to be our chances to add additional value over and above $165 million of synergies.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Q - Ryan Brinkman {BIO 16417954 <GO>}

Okay. Great. Thanks. That was helpful. And then just maybe finally on my end, just curious on the mix of stock versus debt that is being offered here, including in light of the historical difference and leverage between the two companies. Are you able to comment on the thought process that might have gone into that mix of stock versus cash from both companies’ perspectives? And I see the targeting of net leverage within two years of close below three times, just any thoughts on deal capital structure for Goodyear after the acquisition?

A - Richard J. Kramer {BIO 21896782 <GO>}

So the, I think the cash versus stock mix here represents our own view of the balanced approach, and that is it protects the balance sheet of the combined entity will also creating financial and earnings upside. So I think we felt like that was a good balance. Post closing, we are going to be focused on reducing leverage. And that articulation of our expectation achieving net debt to EBITDA below three times in two years that sort of an initial milestone. But longer term, we continue to have the target — a target of getting our leverage down to two times EBITDA through the cycle which to us represents effectively an investment grade type balance sheet. So that clearly remains our target and that’s going to guide our capital allocation decisions we’re making post-closing.

Q - Ryan Brinkman {BIO 16417954 <GO>}

Interesting. Thank you.

A - Richard J. Kramer {BIO 21896782 <GO>}

Thanks.

Operator

Thank you. (Operator Instructions) Next we’ll move to Victoria Greer with Morgan Stanley. Please go ahead, your line is open.

Q - Victoria Greer {BIO 17552129 <GO>}

Good morning. Just a few from me, please.

A - Richard J. Kramer {BIO 21896782 <GO>}

Good morning.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Q - Victoria Greer {BIO 17552129 <GO>}

And firstly on the cost synergies that you’ve talked about. It looks like procurement is may be kind of $30 million or so. I guess I might have seen that it could be a little bit higher. So could you talk through that assumption on the procurement savings? And secondly, just on timing. You mentioned in H2 ‘21 closure, I guess that is including any kind of antitrust approval that you might need here. So can you talk talk a bit more through on the timing please? And then, from — lastly, as you said, this all becomes, maybe a little bit after the transaction, but you just mentioned an opportunity to you look at Cooper’s low-cost manufacturing facilities in particular. Could you talk a bit more about that opportunity as you see it? Thanks.

A - Brad Hughes {BIO 16649663 <GO>}

So maybe I’ll start with Victoria’s last question on the manufacturing strategies, because I think it’s relative question. And as Darren said, we didn’t include any of those benefits in here. But we clearly view that the combined footprint really facilitate something like more specific plant rolls or something that would allow us to make sure that we’re driving the most efficient business that we can through those factories by making sure the plants are able to deal with the complexity that we know is continuing to come against us. So we haven’t made that assumption right now as we look at this, but clearly, as we get into integration, we’re going to evaluate the way that we can do that. And as we look, we think about a couple of different things. And one, clearly, is to see how, as we look at the portfolio, we can increase the supply of Goodyear high value added products as we go through that? And also Victoria, we really see opportunities to expand some of the select of Cooper facilities that give us really an efficient way to deploy capital trading efficiency to do it and flexibility to increase the production that we need. So those are just a few of the things that we’re thinking about. We clearly see opportunities to do that. I think more to come on that going forward. So I think it’s — you’re right to ask that question. And I think, as I said, more to come as we get into this.

A - Darren Wells {BIO 3420242 <GO>}

So maybe I’ll do procurement question and then we come back to the approval process and the timing of the transaction. So yeah, I think what we’ve included in $165 million of cost synergies are procurement savings for which we feel like there is a very high confidence. And those savings include leveraging our own chemical business as a supply source for the Cooper factories post closing. So I think that gives us the opportunity to recapture some of the chemical supply that would otherwise come from third-parties. So I think we stuck with the high confidence areas. I do think that it’s an area that we will continue to look hard at. We have very good — we have a number of very good strategic relationships with suppliers. And we feel like we will have the opportunity to leverage those as we add the additional volume and the additional supply that would come along with the Cooper facilities. So I didn’t think there is some opportunity here as we look forward. If we think about the timing of the transaction, I think, two things that will have to happen principally, and one is the regulatory, including anti-trust approvals that you’re referencing. And I think that we don’t see any or expecting particular issues there, but there are those approval processes to go through in a number of different geographies. And so that process will take some time. And so our second half outlook takes that time into account as well as obviously allowing time for the Cooper shareholder vote. The details of which are going to ultimately be published in a proxy that they would publish. But I think ultimately, we’re confident in gaining required approvals and getting ourselves to a second half closing. Obviously, we’re motivated to make that closing happened as quickly as we can.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Q - Victoria Greer {BIO 17552129 <GO>}

Thank you. And then one final one, if I could. And you mentioned obviously having the manufacturing scale to be able to grow more in the high value segments, but if I think about the other end of the market of smaller rim size tires, those mass sizes, where clearly both volumes and pricing has been very difficult for some time. Do you think there is an opportunity with this transaction to have one of the brands across your whole portfolio now focus more on some of those lower-end segments and allow other brands to exit. Is that something that could work?

A - Richard J. Kramer {BIO 21896782 <GO>}

I think Victoria, that’s something that we will continue to look at as we look at the integration of this. I think what I would start to say as we look at this — we see the opportunity for growth and the strategic fit year for us as well is getting this combined portfolio of all these complementary brands across this entire value spectrum, and allowing us to provide products in each of those. And I think as we move forward, we’ll assess what — where we fit best and then what decisions we might make going forward. So I think you’re right to ask it, but I think overall, right now we see this comprehensive brand portfolio is giving us an opportunity to grow. And as Darren said we will address this as we get into integration letting the business run as we are right now.

I’d also point out that one of the things that we really get at again across all the market segments is that enhanced depth in the light truck and SUV market from the Goodyear Wrangler tires all the way down to the Mastercraft and Cooper tires that we see in that segment, really a great job is what Cooper’s done to mix up their business in the right segments in that light truck and SUV segment as well. So as we look at the future right now, those enhanced capabilities, I think is where we’re going to focus on, and then we’ll look at brands as we get into integration.

Q - Victoria Greer {BIO 17552129 <GO>}

Great. Thank you.

Operator

Thank you. And at this time we have no further questions. I’d now like to turn the conference back over to Rich Kramer for closing comments.

A - Richard J. Kramer {BIO 21896782 <GO>}

Great. Thank you. And I again, I want to thank everyone for joining. We’re very excited about the transaction. As we look at this, we see this deal is strengthening our industry position, enhancing the value proposition that we can put out there for our customers and our consumers, it improves our financial position. And I have to say for our two companies, it’s a natural fit. So we look forward to talking to you about this in the future. Thanks for joining us today.

Company Name: Goodyear Tire & Rubber Co/The

Company Ticker: GT US Equity

Date: 2021-02-22

Operator

Thank you. This does conclude today’s conference. You may disconnect and have a great day.

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Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Goodyear and Cooper Tire & Rubber Company (“Cooper”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Goodyear’s and Cooper’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Goodyear’s and Cooper’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Cooper stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Goodyear’s or Cooper’s respective businesses; the effect of this communication on Goodyear’s or Cooper’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Goodyear’s or Cooper’s control; transaction costs; Goodyear’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Goodyear’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth under the heading “Risk Factors” on the companies’ Annual Reports on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Goodyear assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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Additional Information and Where to Find It

In connection with the potential transaction, Goodyear expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Goodyear that also constitutes a preliminary proxy statement of Cooper. After the registration statement is declared effective, Cooper will mail a definitive proxy statement/prospectus to stockholders of Cooper. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Goodyear or Cooper may file with the SEC and send to Cooper’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF GOODYEAR AND COOPER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Goodyear or Cooper through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Goodyear will be available free of charge on Goodyear’s website at corporate.goodyear.com/en-US/investors.html and copies of the documents filed with the SEC by Cooper will be available free of charge on Cooper’s website at http://investors.coopertire.com.

Additional information can be found in the press release below and by visiting goodyearcooper.transactionfacts.com, our newly launched website dedicated to the transaction.

Participants in the Solicitation

Goodyear and Cooper and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Goodyear is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 9, 2021, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of Cooper is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.